                                                                    EXHIBIT 99.1


                              STERLING CANADA, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                           YEAR ENDED SEPTEMBER 30,
                                                     ------------------------------------
                                                        2000         1999         1998
                                                     ----------   ----------   ----------
Revenues .........................................   $ 173,204    $ 155,673    $ 162,066
Cost of goods sold ...............................     135,049      125,812      124,887
                                                     ---------    ---------    ---------
Gross profit .....................................      38,155       29,861       37,179

Selling, general, and administrative expenses ....      12,746        9,839        9,941
Interest and debt related expenses ...............      29,768       29,463       28,484
                                                     ---------    ---------    ---------
Net loss before income taxes .....................      (4,359)      (9,441)      (1,246)

Provision (benefit) for income taxes .............       2,946          487         (534)
                                                     ---------    ---------    ---------
Net loss .........................................   $  (7,305)   $  (9,928)   $    (712)
                                                     =========    =========    =========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              STERLING CANADA, INC.

                           CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                               SEPTEMBER 30,
                                                          -----------------------
                                                             2000         1999
                                                          ----------   ----------
ASSETS
Current assets:
   Cash and cash equivalents ..........................   $      86    $   8,588
   Accounts receivable, net ...........................      49,930       33,342
   Inventories ........................................       7,459        6,288
   Prepaid expenses ...................................         568        1,869
                                                          ---------    ---------
     Total current assets .............................      58,043       50,087

Property, plant, and equipment, net ...................     117,785      127,658
Due from affiliates ...................................     168,008      150,946
Other assets ..........................................      21,450       34,389
                                                          ---------    ---------
     Total assets .....................................   $ 365,286    $ 363,080
                                                          =========    =========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable ...................................   $  15,478    $  14,680
   Accrued liabilities ................................      16,511       11,238
                                                          ---------    ---------
     Total current liabilities ........................      31,989       25,918

Long-term debt due to parent ..........................     244,001      243,999
Deferred income taxes .................................       8,338        7,272
Deferred credits and other liabilities ................       8,832        4,927
Commitments and contingencies (Note 7) ................          --           --
Stockholder's equity:
   Common stock .......................................          --           --
   Additional paid-in capital .........................      83,396       83,396
   Retained earnings ..................................      17,763       25,068
   Accumulated other comprehensive income .............     (29,033)     (27,500)
                                                          ---------    ---------
     Total stockholder's equity .......................      72,126       80,964
                                                          ---------    ---------
        Total liabilities and stockholder's equity ....   $ 365,286    $ 363,080
                                                          =========    =========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              STERLING CANADA, INC.

                           CONSOLIDATED STATEMENTS OF

                         CHANGES IN STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                             ACCUMULATED
                                                  ADDITIONAL                    OTHER
                                      COMMON       PAID-IN      RETAINED    COMPREHENSIVE
                                      STOCK        CAPITAL      EARNINGS       INCOME        TOTAL
                                     --------     ----------    --------    -------------   --------
Balance, September 30, 1997 ....     $     --      $ 83,396     $ 35,708      $(20,772)     $ 98,332

Comprehensive income:
   Net loss ....................           --            --         (712)           --
   Translation adjustment ......           --            --           --       (10,041)
      Comprehensive loss .......                                                             (10,753)
                                     --------      --------     --------      --------      --------
Balance, September 30, 1998 ....           --        83,396       34,996       (30,813)       87,579

Comprehensive income:
   Net loss ....................           --            --       (9,928)           --
   Translation adjustment ......           --            --           --         3,313
      Comprehensive loss .......                                                              (6,615)
                                     --------      --------     --------      --------      --------
Balance, September 30, 1999 ....           --        83,396       25,068       (27,500)       80,964

Comprehensive income:
   Net loss ....................           --            --       (7,305)           --
   Translation adjustment ......           --            --           --        (1,533)
      Comprehensive loss .......                                                              (8,838)
                                     --------      --------     --------      --------      --------
Balance, September 30, 2000 ....     $     --      $ 83,396     $ 17,763      $(29,033)     $ 72,126
                                     ========      ========     ========      ========      ========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              STERLING CANADA, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                               YEAR ENDED SEPTEMBER 30,
                                                                                         ------------------------------------
                                                                                           2000          1999          1998
                                                                                         --------      --------      --------
Cash flows from operating activities:
Net loss ...........................................................................     $ (7,305)     $ (9,928)     $   (712)
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and amortization ...................................................       19,476        18,328        18,140
   Deferred tax expense (benefit) ..................................................        1,066           763          (361)
   Other ...........................................................................           60          (234)          448
Change in assets/liabilities:
   Accounts receivable .............................................................      (16,588)       (6,943)        6,863
   Inventories .....................................................................       (1,171)        1,578        (1,718)
   Prepaid expenses ................................................................        1,301         4,721        (2,846)
   Due from affiliates .............................................................      (18,595)        2,017        (3,796)
   Other assets ....................................................................        8,802         2,298        (1,062)
   Accounts payable ................................................................          798         1,142         5,208
   Accrued liabilities .............................................................        5,273        (1,629)        1,606
   Other liabilities ...............................................................        3,907        (4,792)          298
                                                                                         --------      --------      --------

Net cash flows provided by (used in) operating activities ..........................       (2,976)        7,321        22,068
                                                                                         --------      --------      --------
Cash flows from investing activities:
   Capital expenditures ............................................................       (5,466)       (4,357)       (6,154)
   Proceeds on disposal of fixed assets ............................................           --         3,583            --
                                                                                         --------      --------      --------
Net cash used in investing activities ..............................................       (5,466)         (774)       (6,154)
                                                                                         --------      --------      --------
Cash flows from financing activities -
   Net change in long-term debt due to Parent ......................................           --        (1,765)      (17,806)
                                                                                         --------      --------      --------

Effect of United States/Canadian exchange rate on cash .............................          (60)          234          (447)
                                                                                         --------      --------      --------
Net increase (decrease) in cash and cash equivalents ...............................       (8,502)        5,016        (2,339)
Cash and cash equivalents--beginning of year .......................................        8,588         3,572         5,911
                                                                                         --------      --------      --------
Cash and cash equivalents--end of year .............................................     $     86      $  8,588      $  3,572
                                                                                         ========      ========      ========
Supplemental disclosures of cash flow information:
   Income taxes paid ...............................................................     $   (696)     $   (749)     $   (541)


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              STERLING CANADA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Sterling Canada, Inc., through its subsidiaries (Sterling Canada, Inc. and its subsidiaries collectively, the "Company"), manufactures chemicals for use primarily in the pulp and paper industry at four plants in Canada and one plant in Valdosta, Georgia. These plants primarily produce sodium chlorate, a chemical used primarily to make chlorine dioxide, which in turn is used by pulp mills in the pulp bleaching process. The Company also produces sodium chlorite at one of its Canadian locations and oversees construction of large-scale chlorine dioxide generators for the pulp and paper industry. Sterling Canada, Inc. is a wholly owned subsidiary of Sterling Chemicals, Inc. ("Chemicals"), which is a wholly owned subsidiary of Sterling Chemicals Holdings, Inc. ("Holdings").

     On July 23, 1999, Chemicals completed a private offering of $295,000,000 of its 12 3/8% Senior Secured Notes due 2006. On November 5, 1999, Chemicals completed a registered exchange offer, pursuant to which all of these notes were exchanged for publicly registered 12 3/8% Notes with substantially similar terms (the "12 3/8% Notes"). The 12 3/8% Notes are guaranteed by Sterling Canada, Inc., Sterling Pulp Chemicals, Inc., and Sterling Pulp Chemicals US, Inc. (Sterling Canada, Inc.'s subsidiaries incorporated in the United States) and all of Chemicals' other existing direct and indirect subsidiaries incorporated in the United States (other than Sterling Chemicals Acquisitions, Inc.) on a joint and several basis and are secured by, among other things, a second priority pledge of 100% of the stock of these subsidiaries. The 12 3/8% Notes are also secured by 65% of the stock of Sterling Pulp Chemicals, Ltd. ("Sterling Pulp") and Sterling NRO, Ltd., each of which is a Canadian subsidiary of Sterling Canada, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of the Company are described below.

     The financial statements of the Company are presented in accordance with generally accepted accounting principles in the United States of America ("U.S.") and certain subsidiaries have been translated from Canadian dollars, their functional currency, to U.S. dollars, the reporting currency of the Company following the guidelines established by Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation."

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Sterling Canada, Inc. and all of its direct and indirect wholly owned subsidiaries, which include Sterling Pulp, Sterling Pulp Chemicals, Inc., Sterling Pulp Chemicals US, Inc., and Sterling NRO, Ltd. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

     The Company considers all investments with a remaining maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost and market. Cost is determined on the first-in, first-out basis, except for stores and supplies which are valued at average cost.

     The Company enters into agreements with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by the Company are included in inventory.

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of equipment are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Depreciation is provided using the straight-line method over estimated useful lives ranging from five to 25 years, with the predominant life of plant and equipment being 15 years.

IMPAIRMENT OF LONG-LIVED ASSETS

     Impairment tests of long-lived assets are made when conditions indicate their carrying costs may not be recoverable. Such impairment tests are based on a comparison of undiscounted future cash flows or the market value of similar assets to the carrying cost of the asset. If an impairment is indicated, the asset value is written down to its estimated fair value.

PATENTS AND ROYALTIES

     The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximate ten years. The Company capitalized the value of its chlorine dioxide generator technology acquired in fiscal 1992 based on the net present value of all estimated remaining royalty payments associated with this technology. The resulting intangible amount is included in other assets and is amortized over the average life for these royalty payments of ten years.

INCOME TAXES

     The Company is included in the consolidated United States federal income tax returns filed by Holdings. The Company's provision (benefit) for United States income taxes has been allocated by Holdings as if the Company filed its annual tax returns on a separate return basis. The Company's Canadian subsidiaries file separate federal Canadian tax returns, as well as returns in the provinces in which they operate. For these Canadian subsidiaries, deferred income taxes are recorded to reflect the tax effect of the temporary differences between the financial reporting basis and the tax basis of the subsidiary's assets and liabilities.

REVENUE RECOGNITION

     The Company generates revenues through sales in the open market pursuant to short-term and long-term contracts with its customers. The Company recognizes revenue from sales as the products are shipped. Revenues associated with the constructing of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost. The Company also receives prepaid royalties for use of its chlorine dioxide generator technology, which are typically recognized as revenues over a period of ten years. The Company classifies amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold.

FOREIGN CURRENCY TRANSLATION AND FOREIGN EXCHANGE

     Assets and liabilities denominated in Canadian dollars are translated into United States dollars at year-end exchange rates and revenues and expenses are translated at the average monthly exchange rates. Translation adjustments are included in accumulated other comprehensive income, while transaction gains and losses are included in operations when incurred.

     The Company's Canadian subsidiaries previously entered into forward foreign exchange contracts to minimize the short-term impact of Canadian dollar fluctuations on some of its Canadian dollar denominated commitments. Gains or losses on these contracts were deferred and were included in operations in the same period in which the related transactions were settled.

EARNINGS PER SHARE

     All issued and outstanding shares of the Company are held directly or indirectly by Chemicals and, accordingly, earnings per share information is not presented.

ENVIRONMENTAL COSTS

     Environmental costs are expensed as incurred unless the expenditures extend the economic useful life of the relevant assets. Costs that extend the economic life of assets are capitalized and depreciated over the remaining life of those assets. Liabilities are recorded when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     In preparing disclosures about the fair value of financial instruments, the Company has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables, accounts payable, and certain accrued expenses due to the short maturities of these instruments. The fair values of long-term debt instruments are estimated based upon quoted market values (if applicable) of the debt allocated to the Company by Chemicals or on the current interest rates available for debt with similar terms and remaining maturities. Considerable judgment is required in developing these estimates and, accordingly, no assurances can be given that the estimated values presented herein are indicative of the amounts that would be realized in a free market exchange.

ACCOUNTING ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

ALLOCATIONS

     Sterling Canada, Inc. and each of its subsidiaries is directly or indirectly wholly owned by Chemicals, which incurs certain direct and indirect expenses for the benefit and support of the Company. These services include, among others, tax planning, treasury, legal, risk management, and the maintenance of insurance coverage for the Company. Chemicals allocated $3.5 million, $2.5 million, and $2.5 million of such expenses to the Company in fiscal years 2000, 1999, and 1998, respectively, which are included in selling, general, and administrative expenses. Allocations are based on the Company's proportionate share of the respective amounts and are determined primarily on revenue. In addition, the Company is dependent on Chemicals for financing.

NEW ACCOUNTING STANDARDS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We adopted these statements as of October 1, 2000. The transition adjustment relating to the adoption of these statements was not material.

RECLASSIFICATION

     Certain amounts reported in the financial statements for the prior periods have been reclassified to conform with the current financial statement presentation with no effect on net income (loss) or stockholder's equity.

3. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

                                                       September 30,
                                                 -------------------------
                                                    2000           1999
                                                 ----------     ----------
                                                  (Dollars in Thousands)
Inventories:
   Finished products .......................     $   3,823      $   2,512
   Raw materials ...........................           250            270
                                                 ---------      ---------

Inventories, at cost .......................         4,073          2,782
Inventories under exchange agreements ......           278            170
Stores and supplies ........................         3,108          3,336
                                                 ---------      ---------

                                                 $   7,459      $   6,288
                                                 =========      =========

Property, plant, and equipment:
   Land ....................................     $   1,430      $   1,465
   Buildings ...............................        27,109         27,040
   Plant and equipment .....................       163,619        161,824
                                                 ---------      ---------

Property, plant, and equipment, at cost ....       192,158        190,329
Less accumulated depreciation ..............       (74,373)       (62,671)
                                                 ---------      ---------
                                                 $ 117,785      $ 127,658
                                                 =========      =========

Accrued liabilities:
   Accrued compensation ....................     $   3,008      $   2,169
   Billings in excess of costs incurred ....           508          3,135
   Accrued interest ........................         6,559          1,976
   Other ...................................         6,436          3,958
                                                 ---------      ---------
                                                 $  16,511      $  11,238
                                                 =========      =========

4. LONG TERM DEBT

     In August of 1996, in connection with a recapitalization transaction, Chemicals allocated $276.8 million of debt to the Company. Principal payments were allocated to the Company by Chemicals as scheduled principal payments were made on a basis consistent with the original allocation. In addition, the Company has made payments to Chemicals, from time to time, out of available cash which were applied by Chemicals as a reduction of the principal of the previously allocated debt. Interest expense is allocated to the Company based on the terms of Chemicals' debt agreements. At September 30, 1999, interest rates on the allocated debt ranged from 11.25% to 12.375%. Debt issue costs relating to long-term debt have been allocated to the Company by Chemicals on a basis consistent with long-term debt and are included in other assets.

     On July 23, 1999, Chemicals completed a private offering of $295,000,000 of its 12 3/8% Senior Secured Notes due 2006 which were subsequently exchanged for the 12 3/8% Notes. The 12 3/8% Notes are guaranteed by Sterling Canada, Inc., Sterling Pulp Chemicals, Inc., Sterling Pulp Chemicals US, Inc., and most of Chemicals' other existing direct and indirect subsidiaries incorporated in the United States on a joint and several basis. Each subsidiary's guarantee ranks equally in right of payment with all of its existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. However, the 12 3/8% Notes and each subsidiary's guarantee are subordinated to the extent of the collateral securing Chemicals' secured revolving credit facilities. The 12 3/8% Notes and the subsidiary guarantees are secured by (i) a second priority lien on all of Chemicals' and the subsidiary guarantors' United States production facilities and related assets, (ii) a second priority pledge of all of the capital stock of each subsidiary guarantor, and (iii) a first priority pledge of 65% of the stock of certain of the Chemicals' subsidiaries incorporated outside of the United States, including Sterling Pulp and Sterling NRO, Ltd. The proceeds of the offering of the 12 3/8% Notes were used to fully repay and terminate Chemicals' three outstanding term loans. Upon consummation of the offering of the 12 3/8% Notes, the debt allocated to the Company by Chemicals increased to $244.0 million.

     On July 23, 1999, Chemicals also established two secured revolving credit facilities providing for up to $155,000,000 in revolving credit loans (the "Revolvers") under a single Revolving Credit Agreement (the "Credit Agreement"). Under the Credit Agreement, Chemicals and most of its direct and indirect subsidiaries incorporated in the United States, including Sterling Canada, Inc., Sterling Pulp Chemicals, Inc., and Sterling Pulp Chemicals US, Inc., are co-borrowers and are jointly and severally liable for any indebtedness thereunder. The Revolvers consist of (i) an $85,000,000 revolving credit facility (the "Current Assets Revolver") secured by a first priority lien on all accounts receivable, inventory, and other specified assets of Chemicals and the other co-borrowers, and (ii) a $70,000,000 revolving credit facility (the "Fixed Assets Revolver") secured by a first priority lien on all United States production facilities and related assets of Chemicals and the other co-borrowers and all of the capital stock of Chemicals and the other co-borrowers and a second priority lien on all accounts receivable, inventory, and other specified assets of Chemicals and the other co-borrowers.

     Funding under the 12 3/8% Notes and the Revolvers occurred on July 23, 1999. The proceeds of the 12 3/8% Notes and the initial borrowings under the Revolvers were used to completely repay all outstanding indebtedness under Chemicals' then existing senior credit facilities.

     Approximately $37.2 million was drawn by Chemicals under the Fixed Assets Revolver at September 30, 2000, of which no amounts were allocated to the Company. Borrowings under the Fixed Assets Revolver bear interest, at Chemicals' option, at an annual rate of either the "LIBOR Rate" (as defined in the Credit Agreement) plus 3.75% or the "Alternate Base Rate" plus 2.25%. Borrowings under the Current Assets Revolver bear interest, at Chemicals' option, at an annual rate of either the LIBOR Rate plus 3.00% or the "Alternate Base Rate" plus 1.50%. The "Alternate Base Rate" is equal to the greater of the "Base Rate" as announced from time to time by The Chase Manhattan Bank in New York, New York or the "Federal Funds Effective Rate" plus 1/2% (as defined in the Credit Agreement). The Credit Agreement also requires Chemicals and the other co-borrowers to pay an aggregate commitment fee ranging from 0.75% to 1.25% on the unused portion of the commitment for the Fixed Assets Revolver, depending on the amount drawn, and an aggregate commitment fee of 0.5% on the unused portion of the commitment for the Current Assets Revolver. Available credit under the Current Assets Revolver is subject to a monthly borrowing base consisting of 85% of eligible accounts receivable and 65% of eligible inventory, with an inventory cap of $42,500,000. In addition, the borrowing base for the Current Assets Revolver must exceed outstanding borrowings thereunder by $12,000,000 at all times.

     The Fixed Assets Revolver matures on July 23, 2004, with quarterly commitment reductions totaling 30% of the total commitment in the twelve month period ending July 23, 2003, and the balance in the following twelve month period. The Current Assets Revolver matures on July 23, 2004, with no scheduled commitment reductions prior to that time. However, the commitments for each of the Fixed Assets Revolver and the Current Assets Revolver are permanently reduced to the extent required under the Credit Agreement upon prepayments made out of specific sources of funds, including certain equity issuances by Holdings and asset sales.


5. INCOME TAXES

     The Company is included in the consolidated federal United States tax returns filed by Holdings. The Company's provision (benefit) for United States income taxes has been allocated as if the Company filed their annual federal United States tax returns on a separate return basis. As of September 30, 2000, and 1999, $13.1 million and $13.1 million, respectively, of deferred income tax assets were included in Due from Affiliates.

     For the years ended September 30, 2000, 1999, and 1998, the Company recorded zero, $0.2 million, and $(2.3) million, respectively, of United States income tax provision (benefit) in its provision (benefit) for income taxes.

     Canadian deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at each year-end.

     A reconciliation of the Canadian income taxes to the Canadian effective tax provision follows:

                                                                              Year Ended September 30,
                                                                         ----------------------------------
                                                                           2000         1999         1998
                                                                         --------     --------     --------
                                                                               (Dollars in Thousands)
Provision for federal income tax at the statutory rate .............     $ 2,308      $   259      $ 1,367
Provincial income taxes at the statutory rate ......................       1,114           88          563
Federal and provincial manufacturing and processing tax credits ....        (477)         (50)        (286)
Other ..............................................................          --           16          156
                                                                         -------      -------      -------
Total Canadian tax provision .......................................     $ 2,945      $   313      $ 1,800
                                                                         =======      =======      =======

The provision for Canadian income taxes is composed of the following:

                                                                              Year Ended September 30,
                                                                         ----------------------------------
                                                                           2000         1999         1998
                                                                         --------     --------     --------
                                                                               (Dollars in Thousands)
Current federal ....................................................     $ 3,328      $ 2,098      $ 2,852
Deferred federal ...................................................      (1,380)      (1,859)      (1,611)
Current provincial .................................................       1,702          619        1,427
Deferred provincial ................................................        (705)        (545)        (868)
                                                                         -------      -------      -------
Total Canadian tax provision .......................................     $ 2,945      $   313      $ 1,800
                                                                         =======      =======      =======


The components of the Company's Canadian deferred income tax assets and liabilities are summarized below:

                                                                                     September 30,
                                                                                ----------------------
                                                                                  2000          1999
                                                                                --------      --------
                                                                                (Dollars in Thousands)
Deferred tax assets:
   Accrued liabilities ....................................................     $    249      $    318
   Accrued postretirement cost ............................................        1,339         1,236
   Investment tax credits .................................................        1,408         4,767
                                                                                --------      --------
                                                                                   2,996         6,321
                                                                                --------      --------
Deferred tax liabilities:
   Property, plant, and equipment .........................................      (11,334)      (13,593)
                                                                                --------      --------
                                                                                 (11,334)      (13,593)
                                                                                --------      --------
Net deferred tax liabilities ..............................................     $ (8,338)     $ (7,272)
                                                                                ========      ========

6. EMPLOYEE BENEFITS

     The Company's United States employees participate in various employee benefit plans of Chemicals. Costs, assets, and liabilities associated with United States employees participating in these various plans are allocated to the Company by Chemicals based on the number of employees. In addition, the Company sponsors various employee benefit plans in Canada.

RETIREMENT BENEFIT PLANS

     Chemicals has non-contributory pension plans in the United States which cover all salaried and wage employees. The benefits under these plans are based primarily on years of service and employees' pay near retirement. Chemicals' funding policy is consistent with the funding requirements of federal law and regulations. Plan assets consist principally of government and corporate securities. The liability relating to United States employees allocated to the Company by Chemicals for the retirement benefit plans and included in Due from Affiliates was $0.6 million and $0.4 million at September 30, 2000 and 1999, respectively. The total pension expense relating to United States employees allocated to the Company was $0.2 million, $0.1 million, and $0.1 million for the years ended September 30, 2000, 1999, and 1998, respectively.

     The Company has employer and employee contributory plans in Canada which cover all salaried and wage employees. Information for Canadian benefit plans concerning the pension obligation, plan assets, amounts recognized in the Company's financial statements, and underlying actuarial assumptions is stated below.

                                                                        September 30,
                                                                    ----------------------
                                                                      2000          1999
                                                                    --------      --------
                                                                    (Dollars in Thousands)
Change in benefit obligation:
   Benefit obligation at beginning of year ....................     $ 16,283      $ 14,577
   Currency rate conversion ...................................         (293)          556
   Service cost ...............................................          716           919
   Interest cost ..............................................        1,240         1,112
   Actuarial loss (gain) ......................................          (31)         (124)
   Benefits paid ..............................................         (307)         (757)
                                                                    --------      --------
   Benefit obligation at end of year ..........................     $ 17,608      $ 16,283
                                                                    ========      ========
Change in plan assets:
   Fair value at beginning of year ............................     $ 15,330      $ 13,062
   Currency rate conversion ...................................         (276)          498
   Actual return on plan assets ...............................        2,412         1,858
   Employer contributions .....................................          658           669
   Benefits paid ..............................................         (307)         (757)
                                                                    --------      --------
   Fair value at end of year ..................................     $ 17,817      $ 15,330
                                                                    ========      ========
Development of net amount recognized:
   Funded status ..............................................     $    209      $   (953)
   Unrecognized cost:
      Actuarial loss (gain) ...................................       (1,318)          (22)
      Prior service cost ......................................          298           333
                                                                    --------      --------
   Net amount recognized ......................................     $   (811)     $   (642)
                                                                    ========      ========
Amounts recognized in the statement of financial position:
   Prepaid pension cost .......................................     $    418      $    529
   Accrued pension cost .......................................       (1,229)       (1,198)
   Intangible asset ...........................................           --            27
                                                                    --------      --------
   Net amount recognized ......................................     $   (811)     $   (642)
                                                                    ========      ========

Net periodic pension costs for the Canadian pension plan consist of the following components:

                                                                             September 30,
                                                                  ------------------------------------
                                                                    2000          1999          1998
                                                                  --------      --------      --------
                                                                         (Dollars in Thousands)
Components of net pension costs:
   Service cost-benefits earned during the year .............     $   716       $   919       $   748
   Interest on prior year's projected benefit obligation ....       1,240         1,112         1,016
   Expected return on plan assets ...........................      (1,144)         (963)       (1,092)
   Net amortization:
      Actuarial loss (gain) .................................          28            68          (130)
      Prior service cost ....................................          (2)           29            15
                                                                  -------       -------       -------
   Net pension costs ........................................     $   838       $ 1,165       $   557
                                                                  =======       =======       =======
Weighted-average assumptions:
   Discount Rate ............................................         7.5%          7.5%          7.0%
   Rates of increase in salary compensation level ...........         4.5%          4.5%          4.0%
   Expected long-term rate of return on plan assets .........         7.5%          7.5%          7.0%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Chemicals and the Company provide certain health care benefits and life insurance benefits for retired employees. Substantially all employees become eligible for these benefits at normal retirement age. The cost of these benefits is accrued during the period in which the employee renders the necessary service.

     Health care benefits are provided to employees who retire with ten or more years of service, excluding Canadian employees covered by collective bargaining agreements. All employees are eligible for postretirement life insurance. Postretirement health care benefits for United States plans are non-contributory. Benefit provisions for most hourly and some salaried employees are subject to collective bargaining agreements. In general, the plans stipulate that retiree health care benefits are paid as covered expenses are incurred. The liability relating to United States employees allocated to the Company by Chemicals for the postretirement benefits other than pensions and included in Due from Affiliates was $0.4 million and $0.4 million at September 30, 2000 and 1999, respectively. The total postretirement benefits other than pensions expense for United States employees allocated to the Company was $ 0.1 million, $0.1 million, and $0.1 million for the years ended September 30, 2000, 1999, and 1998, respectively.

     Information for Canadian benefit plans with respect to the plan obligation, the funded status, amounts recognized in the Company's financial statements, and underlying actuarial assumptions is stated below.

                                                        September 30,
                                                    ---------------------
                                                      2000         1999
                                                    --------     --------
                                                    (Dollars in Thousands)
Change in benefit obligation:
   Benefit obligation at beginning of year ....     $ 4,886      $ 4,306
   Service cost ...............................         314          307
   Interest cost ..............................         329          299
   Actuarial loss (gain) ......................        (754)          --
   Benefits paid ..............................         (24)         (26)
                                                    -------      -------
   Benefit obligation at end of year ..........     $ 4,751      $ 4,886
                                                    =======      =======
Development of net amount recognized:
   Funded status ..............................     $(4,751)     $(4,886)
Unrecognized cost:
      Actuarial loss (gain) ...................         (91)         637
                                                    -------      -------
   Net amount recognized ......................     $(4,842)     $(4,249)
                                                    =======      =======

Net periodic plan costs for the Canadian postretirement benefit consist of the following components:

                                                             September 30,
                                                       ------------------------
                                                       2000      1999      1998
                                                       ----      ----      ----
                                                        (Dollars in Thousands)
Components of net plan costs:
   Service cost ..................................      314      $307      $264
   Interest cost .................................      329       299       286
   Net amortization of actuarial loss ............       16        32        --
                                                       ----      ----      ----
   Net plan costs ................................      659      $638      $550
                                                       ====      ====      ====
Weighted-average assumptions:
   Discount rate .................................     7.50%     6.75%     7.50%

     The weighted average annual assumed health care trend rate is assumed to be 7.3% for 2000. The rate is assumed to decrease gradually to 5.6% in 2027 and remain level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care trend rates would have the following effects:

                                                                 1%          1%
                                                              Increase    Decrease
                                                              --------    --------
                                                             (Dollars in Thousands)
Effect on total of service and interest cost components.....   $   36     $   (31)
Effect on post-retirement benefit obligation................      229        (199)

SAVINGS AND INVESTMENT PLAN

     Chemicals' Sixth Amended and Restated Savings and Investment Plan covers substantially all United States employees of the Company, including executive officers. This Plan is qualified under Section 401(k) of the Internal Revenue Code. Each participant has the option to defer taxation of a portion of his or her earnings by directing the Company to contribute a percentage of such earnings to this Plan. A participant may direct up to a maximum of 20% of eligible earnings to this Plan, subject to certain limitations set forth in the Internal Revenue Code for "highly compensated" participants. A participant's contributions become distributable upon the termination of his or her employment. The Company did not make any contribution to this Plan in fiscal 2000. Beginning October 1, 2000, the Company began matching 50% of a participant's contributions, to the extent such contributions do not exceed 7% of such participant's cash compensation (excluding bonuses, profit sharing, and similar types of compensation).

EMPLOYEE SAVINGS PLAN

     The Company introduced an employee savings plan for all eligible full-time Canadian employees with an effective date of October 1, 2000. Each participant has the option to contribute a percentage of his or her earnings to the Canadian savings plan, with no limit on the maximum percentage contributed. The Company will match 100% of a participant's contributions, to the extent such contributions do not exceed 3.5% of such participant's cash compensation (excluding bonuses, profit sharing, and similar types of compensation).

PROFIT SHARING AND BONUS PLANS

     In January of 1997, the Board of Directors of Holdings, upon recommendation of its Compensation Committee, approved the establishment of a Profit Sharing Plan that is designed to benefit all qualified employees, and a Bonus Plan that is designed to provide certain exempt salaried employees of the Company with the opportunity to earn bonuses, depending, among other things, on the annual financial performance of Holdings.

     The Company incurred $1.3 million and $1.1 million of expenses related to the Profit Sharing Plan and Bonus Plan, respectively, in fiscal 2000. No expenses for profit sharing or bonuses were incurred by Holdings or allocated to the Company in fiscal 1999 or 1998.

PHANTOM STOCK PLAN

     The Company has a phantom stock plan for all eligible full-time Canadian employees. The effective date of this Plan was August 21, 1996 and the expiration date is December 31, 2000. At the end of each plan year, the plan administrator establishes a "determined percentage" for the preceding plan year. This percentage is then multiplied by each participant's compensation for the plan year to determine the award amount. The award amount is then divided by the fair market value of one share of the common stock of Holdings, as of December 31 of that plan year, to determine the number of rights to be credited to the participant. Upon termination of employment, the benefit amount becomes payable to the participant. The benefit amount is the number of vested rights in the participant's account, multiplied by the fair market value of one share of common stock of Holdings as of the most recent valuation date.

     The Company has recorded expense of $0.2 million, $0.2 million, and $0.2 million related to the phantom stock plan for the fiscal years ended September 30, 2000, 1999, and 1998, respectively.

7. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     The Company has entered into various long-term noncancelable operating leases, some of which have been allocated to commonly controlled companies. Future minimum lease commitments at September 30, 2000 are as follows: fiscal 2001 - $5.0 million; fiscal 2002 - $4.1 million; fiscal 2003 - $4.0 million; fiscal 2004 - $3.8 million; fiscal 2005 - $3.1 million; and thereafter - $6.4 million.

ENVIRONMENTAL AND SAFETY MATTERS

     The Company's operations involve the handling, production, transportation, treatment, and disposal of materials that are classified as hazardous or toxic waste and that are extensively regulated by environmental and health and safety laws, regulations, and permit requirements. Environmental permits required for the Company's operations are subject to periodic renewal and can be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements can affect the manufacture, handling, processing, distribution, and use of the Company's chemical products and, if so affected, the Company's business and operations may be materially and adversely affected. In addition, changes in environmental requirements can cause the Company to incur substantial costs in upgrading or redesigning its facilities and processes, including our waste treatment, storage, disposal, and other waste handling practices and equipment.

     The Company conducts environmental management programs designed to maintain compliance with applicable environmental requirements at all of its facilities. The Company routinely conducts inspection and surveillance programs designed to detect and respond to leaks or spills of regulated hazardous substances and to correct identified regulatory deficiencies. The Company believes that its procedures for waste handling are consistent with industry standards and applicable requirements. In addition, the Company believes that its operations are consistent with good industry practice. However, a business risk inherent with chemical operations is the potential for personal injury and property damage claims from employees, contractors and their employees, and nearby landowners and occupants. While the Company believes its business operations and facilities generally are operated in compliance in all material respects with all applicable environmental and health and safety requirements, the Company cannot be sure that past practices or future operations will not result in material claims or regulatory action, require material environmental expenditures, or result in exposure or injury claims by employees, contractors and their employees, and the public. Some risk of environmental costs and liabilities is inherent in the Company's operations and products, as it is with other companies engaged in similar businesses. In addition, a catastrophic event at any of the Company's facilities could result in the incurrence of liabilities substantially in excess of its insurance coverages.

     The Company's operating expenditures for environmental matters, mostly waste management and compliance, were approximately $2.5 million for fiscal 2000 and $2.6 million for fiscal 1999. The Company also spent approximately $0.7 million for environmentally related capital projects in fiscal 2000 and $1.4 million for these types of capital projects in fiscal 1999. In fiscal 2001, the Company anticipates spending approximately $0.9 million for capital projects related to waste management and environmental compliance. There are no capital expenditures related to remediation of environmental conditions projected for fiscal 2001.

     Any significant ban on all chlorine containing compounds could have a materially adverse effect on the Company's financial condition and results of operations. British Columbia has a regulation in place requiring elimination of the use of all chlorine products, including chlorine dioxide, in the bleaching process by the year 2002. Chlorine dioxide is produced from sodium chlorate, which is the Company's primary pulp chemicals product. The pulp and paper industry believes that a ban of chlorine dioxide in the bleaching process will yield no measurable environmental or public health benefit and is working to change this regulation but there can be no assurance that the regulation will be changed. In the event such a regulation is implemented, the Company would seek to sell the products it manufactures at its British Columbia facility to customers in other markets. The Company is not aware of any other laws or regulations in place in North America which would restrict the use of such products for other purposes.

LEGAL PROCEEDINGS

     The Company is subject to claims and legal actions that arise in the ordinary course of its business. The Company believes that the ultimate liability, if any, with respect to these claims and legal actions will not have a material adverse effect on its financial position, results of operations, or cash flows, although the Company cannot give any assurances to that effect.

PLEDGE OF COMMON STOCK

     In order to secure the repayment of indebtedness under the Fixed Assets Revolver, a first priority pledge of 100% of the common stock of Sterling Canada, Inc., Sterling Pulp Chemicals, Inc., and Sterling Pulp Chemicals US, Inc. was granted by the holders of such stock.

     In order to secure the repayment of the 12 3/8% Notes, a second priority pledge of 100% of the common stock of Sterling Canada, Inc., Sterling Pulp Chemicals, Inc., and Sterling Pulp Chemicals US, Inc. was granted by the holders of such stock. In addition, a first priority pledge of 65% of the common stock of Sterling Pulp and Sterling NRO, Ltd. was given by the holders of such stock.

8. RELATED PARTY TRANSACTIONS

     In the normal course of operations of the Company, the following represents significant transactions with related parties for the fiscal years ended September 30, 2000, 1999, and 1998:

                                           YEAR ENDED SEPTEMBER 30,
                                         ----------------------------
                                          2000       1999       1998
                                         ------     ------     ------
                                            (Dollars in Thousands)
     Commonly controlled companies:
          Sale of goods ................ $3,500     $6,661     $3,725
          Purchase of goods ............  6,087      6,401      4,580
          Administration fee revenue....    340        335        323

9. FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE

     The Company has entered into forward foreign exchange contracts to reduce risk due to Canadian dollar exchange rate movements. The forward foreign exchange contracts had varying maturities with none exceeding 18 months. The Company made net settlements of United States dollars for Canadian dollars at rates agreed to at inception of the contracts. The Company does not engage in currency speculation. The last of the Company's existing forward exchange contracts expired in March of 2000, and it does not currently intend to enter into any additional forward exchange contracts.

CONCENTRATIONS OF RISK

     The Company sells its products primarily to companies involved in the pulp and paper manufacturing industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable.

     The Company maintains cash deposits with major banks, which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of these institutions and believes that the possibility of any loss is minimal.

     Approximately 36% of the Company's employees are covered by union agreements. Approximately 23% of the Company's employees are covered by union agreements which could expire within one year.

INVESTMENTS

     It is the policy of the Company to invest its excess cash in investment instruments or securities whose value is not subject to market fluctuations, such as certificates of deposit, repurchase agreements, or Eurodollar deposits with domestic or foreign banks or other financial institutions. Other permitted investments include commercial paper of major United States corporations with ratings of A1 by Standard & Poor's Ratings Group or P1 by Moody's Investor Services, Inc., loan participations of major United States corporations with a short term credit rating of A1/P1, and direct obligations of the United States Government or its agencies. In addition, not more than $5 million may be invested by the Company with any single bank, financial institution, or United States corporation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reflected in the consolidated balance sheet for cash and cash equivalents, receivables, payables, and certain accrued expenses approximate fair value due to the short maturities of these instruments. Based on the Company's allocated portion of Chemicals' debt at September 30, 2000, the carrying value was $244.0 million and the fair value was $210.2 million.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sterling Canada, Inc.

We have audited the accompanying consolidated balance sheets of Sterling Canada, Inc. (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with United States of America generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Chartered Accountants
Mississauga, Canada
December 12, 2000